Mexus Gold US

September 16, 2016

John Reynolds

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE
Washington, DC 20549

Re:

Mexus Gold US (the “Company”)

Form 10-K for Fiscal Year Ended March 31, 2016

Filed July 27, 2016

File No. 000-52413

Dear Mr. Reynolds:

We are in receipt of your letter dated August 29, 2016, requesting responses to comments issued by the Commission. Please find below the Company’s response to your comments.

Exhibit 99.1

1.

We note your disclosure of bulk tonnage estimates in your exhibit 99.1 with respect to your Santa Elena property. Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to the Instructions to Item 102 of Regulation S-K. Please revise to remove the bulk tonnage estimates.

Response:

Please be advised that we have filed an amended Form 10-K to amend Exhibit 99.1 to remove the bulk tonnage estimates.

Item1. Business

2.

Please tell us if your Elias prospects as described on page 4 of your filing are the same as your Ures property as identified on page F-13 of your financial statements and, if so, revise future filings to clarify.

Response:

Please be advised that the Elias prospects and Ures Property are the same projects. Going forward, the Company will refer to the project as the Ures prospects.

3.

We note the properties identified on page 4 of your filing including the San Felix mine, the Santa Elena prospect, and the Elias prospect. Please tell us the mineral properties that you consider to be material mineral properties and revise future filings to clarify.

Response:

The Company considers the Santa Elena prospects as a material mineral property and will revise future filings to clarify.

_____________________________________________________________________________________

1805 N. Carson Street, #150, Carson City, NV 89701

John Reynolds

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE
Washington, DC 20549

September 16, 2016

Page | 2

4.

For each material mineral property revise future filings to describe all interests in your properties including agreements and royalties and describe the type of rights or claims such as placer or lode. Additionally, include claim numbers or concession names, dates of recording, dates of expiration, acreage, and describe the conditions that must be met to retain your mineral rights. In your response provide a draft of your proposed future disclosure.

Response:

For each material mineral property, he Company will revise future filings to describe all interest in the Company’s properties including agreement and royalties and the types of rights or claims. In addition the Company will include claim numbers or concession names, dates of recording, dates of expiration, acreage, and will describe the condition that must be met in order to retain the Companies mineral rights. Below is a draft of the Company’s future disclosure.

Santa Elena Prospects:

The Company executed a revised Mineral Mining and Purchase Agreement, dated December 3, 2015, with the Concession Owners covering 2,225 acres located in the State of Sonora, Mexico. The Agreement is for a term of 25 years and specifies a purchase privilege, at the discretion of the Company, for all concessions in the amount of $2,000,000 absent the exercise of the purchase privilege a royalty of 40% for lode deposits and 25% for placer deposits and is credited to the purchase price. The Agreement specifies a delay monthly delay royalty in the amount of $1,000 and the payment of the semi-annual concession tax.

Santa Elena Concessions
No	CONCESSION NAME	TITLE NO	AREA HECTARE	DATE ISSUED	END DATE
1	MARTHA ELENA	221447	339.3811	10/2/2004	9/2/2054
2	JULIO II	221448	59.0401	10/2/2004	9/2/2054
3	LA CRUZ	228167	3.6629	6/10/2006	5/10/2056
4	JULIO III	231609	99.6381	3/25/2008	3/24/2058
5	JULIO IV	231610	99.9687	3/25/2008	3/24/2058
6	JULIO V	231611	100	3/25/2008	3/24/2058
7	JULIO VI	231612	100	3/25/2008	3/24/2058
8	JULIO VII	231613	100	3/25/2008	3/24/2058
	Total Hectares		901.6909
	Total Acres		2,224.5502

5.

In future filings please include a map showing the location and access to your Santa Elena prospect.

Response:

The will provide a map showing the location and access you the Santa Elena Prospects in future filings.

John Reynolds

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE
Washington, DC 20549

September 16, 2016

Page | 3

6.

For each material property revise future filings to describe any work completed on the property and its present condition, a description of equipment, infrastructure, and other facilities, and the source of power and water that can be utilized at the property. In your response provide a draft of your proposed future disclosure.

Response:

For each material property, the Company will revise future filings to describe any work completed on the property and its present condition, a description of equipment, infrastructure, and other facilities, as well as the source of power and water utilize at the property. Below is a draft of the Company’s future disclosure.

Santa Elena Prospects:

The Company has conducted geological evaluation of the Santa Elena Prospects comprised of expanding the exciting placer facility for the purpose of mineral evaluation, physical geological evaluations including the drilling of reverse circulation and core holes. Situated on the prospect area are caterpillars, haul trucks, maintenance trucks, power generators, pumps, tractor blade, truck mounted winch, water handling supplies and maintenance trailer with supplies. The prospect area is accessed from a state highway on existing roads. There is access to well water which available for the current and future operations.

ACKNOWLEDGEMENT

Mexus Gold US (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mexus Gold US

/s/ Paul D. Thompson

Paul D. Thompson

Chief Executive Officer

Chief Financial Officer

Principal Accounting Officer